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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Commission File Number: 333-93765; 1-12541

    INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES RETIREMENT PLAN AND TRUST
             (Exact name of registrant as specified in its charter)

                             400 South Fourth Street
                             Atchison, KS 66002-0188
                        (Address, including zip code, and
                           telephone number, including
                           area code, of registrant's
                               principal executive
                                    offices)

    Common Stock of Atchison Casting Corporation, $0.01 par value per share, reserved under the
    Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust
 And an indeterminate amount of interests to be offered or sold pursuant to the
    Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [X  ]           Rule 12h-3(b)(1)(i)            [X  ]
Rule 12g-4(a)(1)(ii)       [   ]           Rule 12h-3(b)(1)(ii)           [   ]
Rule 12g-4(a)(2)(i)        [   ]           Rule 12h-3(b)(2)(i)            [   ]
Rule 12g-4(a)(2)(ii)       [   ]           Rule 12h-3(b)(2)(ii)           [   ]
                                           Rule 15d-6                     [   ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    INVERNESS CASTINGS GROUP, INC. HOURLY
                                    EMPLOYEES RETIREMENT PLAN AND TRUST

                                    By:  Atchison Casting Corporation,
                                    the parent of Inverness Castings Group, Inc.,
                                    its Administrator

Date: May 31, 2002                  By: /s/ Kevin T. McDermed
                                        ----------------------------------------
                                    Name:  Kevin T. McDermed
                                    Title: Vice President, Chief Financial
                                           Officer, Treasurer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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